Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

DINE BRANDS GLOBAL, INC.

Dine Brands Global, Inc., a Delaware corporation (the “Corporation”), hereby certifies that:

1.        Section (c) of Article FIFTH of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three nor more than 13 directors, the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the directors then in office. No decrease in the number of directors shall shorten the term of any incumbent director. Directors shall be elected for a term expiring at the next annual meeting of stockholders after their election and each director shall hold office until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, disqualification or removal from office; provided, however, that any director elected or appointed prior to the 2019 annual meeting of stockholders shall complete the term to which such director has been elected or appointed. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director appointed in accordance with the preceding sentence shall serve for a term expiring at the next annual meeting of stockholders after his or her appointment and shall hold office until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, disqualification or removal from office.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation, if any, shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation applicable thereto.

2.        Section (d) of Article FIFTH of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

Directors of the Corporation may be removed by stockholders of the Corporation with or without cause.

3.        The forgoing amendments were duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Dine Brands Global, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 14th day of May, 2019.

DINE BRANDS GLOBAL, INC.

By:	/s/ Stephen P. Joyce

Name:	Stephen P. Joyce

Title:	Chief Executive Officer